EXHIBIT 21

SUBSIDIARIES OF REGISTRANT

SUBSIDIARY NAME	INCORPORATION	DATE

NeoTherapeutics GmbH	Switzerland	04/26/97

NeoGene Technologies, Inc.	California	10/01/99

NeoOncoRx, Inc.	California	11/16/00 (dissolved 2/10/03)

NeoJB LLC	Delaware	4/3/02